SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                           Forest Laboratories, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.10
                         (Title of Class of Securities)

                                   345838106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 7, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  345838106

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      3,979,168 (includes Shares underlying call options. See Item 5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      3,979,168 (includes Shares underlying call options. See Item 5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,979,168 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.39%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,979,168 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,979,168 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,979,168 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.39%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,979,168 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,979,168 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,979,168 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.39%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      6,582,778  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      6,582,778 (includes Shares underlying call options. See Item 5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,582,778 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.30%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      2,256,777  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      2,256,777  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,256,777 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.79%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      981,932  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      981,932 (includes Shares underlying call options. See Item 5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      981,932 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.34%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      9,821,487 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      9,821,487 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      9,821,487 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.43%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      6,095,186  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      6,095,186 (includes Shares underlying call options. See Item 5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,095,186 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.13%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      6,095,186 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      6,095,186 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,095,186 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.13%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      15,916,673 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.56%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      15,916,673 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.56%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      15,916,673 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.56%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      15,916,673 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.56%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      15,916,673  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      15,916,673 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      15,916,673 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.56%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 345838106

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      19,895,841 (includes Shares underlying call options. See Item 5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      19,895,841 (includes Shares underlying call options. See Item 5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      19,895,841 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE  GGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.95%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.10 (the "Shares"), issued by Forest Laboratories, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 909 Third Avenue, New York, New York 10022.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food packaging, casino gaming and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 19,895,841 Shares (including Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $316.9 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on June 16, 2010, the indebtedness of (i) High River's margin account was approximately $234.0 million, (ii) Icahn Partners' margin account was approximately $410.0 million, (iii) Icahn Master's margin account was approximately $404.6 million, (iv) Icahn Master II's margin account was approximately $95.3 million, and (v) Icahn Master III's margin account was approximately $52.2 million.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares that they beneficially own in the belief that the Shares were undervalued.

     On June 10, 2011, the Reporting Persons delivered a letter to the Issuer (the "Notification Letter"), notifying the Issuer, as required by the Issuer's bylaws, that the Reporting Persons intend to appear at the Issuer's 2011 annual meeting of stockholders to nominate and seek to elect the four individuals named in the Notification Letter to the Issuer's nine-member board of directors. The Reporting Persons believe that their proposed nominees have impressive qualifications and that their experience, including on other pharma boards, would be extremely beneficial to the Issuer and, therefore, its stockholders.
The bios of these proposed nominees are included in the Notification Letter filed herewith. On June 14, 2011, representatives of the Reporting Persons met with representatives of the Issuer and discussed the Reporting Persons' desire to have these four persons elected to the Issuer's board and matters relevant thereto. No agreements or understandings resulted from that meeting.

     The Reporting Persons believe that recent events concerning the Issuer, together with the declining performance of the Shares over the past 7 years and the anticipated decline in the Issuer's results of operations due to the loss of patent protection on Lexapro, the Issuer's most significant drug, also warrant a change in the composition of the Issuer's board of directors. Additionally, in 2010, the Issuer disclosed that it pled guilty to a felony and misdemeanor charges and paid in excess of $300 million to settle claims brought against it by the US Department of Justice and US Attorney's Office. The Issuer stated that these matters were resolved. However, this proved not to be the case. On April 13, 2011, the Issuer publicly disclosed that on April 12, 2011, Mr. Howard Solomon, the longtime Chairman and CEO of the Issuer, was notified by the Office of the Inspector General, Department of Health and Human Services (the "OIG-HHS") that the OIG-HHS was commencing an action to exclude him from participating in federal healthcare programs based on the matters that the Issuer previously disclosed were settled. The Issuer stated that should the OIG-HHS ultimately determine that Mr. Solomon should be excluded, Mr. Solomon would be required to step down as an officer of the Issuer unless his exclusion is enjoined by legal proceedings. The Issuer also disclosed on that same day (just one day after receiving the notification from the OIG-HHS) that Mr. Solomon plans to commence litigation to prevent any such exclusion and that the Issuer will support such litigation by Mr. Solomon. The Issuer indicated that it believes that these actions by the OIG-HHS are unprecedented.

In light of:

(i)   the  Issuer's  poor  performance  over  the  past  7  years;

(ii) the Issuer's failure to adequately prepare for the expiration of the Lexapro patent, which will result in a serious diminution in revenues; and

(iii) the Issuer's expenditure of in excess of $300 million to ostensibly settle matters that continue to plague the Issuer,

the Reporting Persons find it hard to understand why this board has indicated that it will continue to spend the shareholders' money to fight the government on behalf of Mr. Solomon. Therefore, on June 17, 2011, the Reporting Persons made a request to the Issuer pursuant to Section 220 of the Delaware General Corporation Law seeking documents relevant to the action by the OIG-HHS to understand this board's rationale for its actions in these matters (the "220 Request"). The Reporting Persons may continue to seek to meet with the Issuer to discuss matters relating to the election of directors, the proposed exclusion action by the OIG-HHS and any other matters which the Reporting Persons believe would enhance shareholder value.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

     A copy of the Notification Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter. A copy of the 220 Request is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the 220 Request are qualified in their entirety by reference to the 220 Request.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF FOREST LABORATORIES, INC. FOR USE AT ITS 2011 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF FOREST LABORATORIES, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5. Interest in Securities of the Issuer

     For purposes of this Schedule 13D:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 19,895,841 Shares (including Shares underlying call options), representing approximately 6.95% of the Issuer's outstanding Shares (based upon the 286,162,661 Shares stated to be outstanding as of May 25, 2011 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on May 27, 2011).

     (b) High River has sole voting power and sole dispositive power with regard to 3,979,168 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 6,582,778 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 2,256,777 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 981,932 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 6,095,186 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on June 17, 2011. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                Date of               Amount of          Price Per
Reporting              Transaction           Securities         Share
Person
----------------       -----------           ----------         ----------
High River               4/26/2011            66,354(1)           12.30(2)
High River               4/27/2011            30,488(1)           11.86(2)
High River               4/28/2011               320(1)           11.88(2)
High River               4/29/2011            65,980(1)           11.96(2)
High River               5/12/2011           127,227(1)           12.38(2)
High River               5/13/2011           101,298(1)           12.99(2)
High River               5/16/2011             1,329(1)           12.96(2)
High River               5/17/2011            24,003(1)           12.98(2)
High River               5/18/2011           175,365(1)           13.65(2)
High River               5/19/2011           222,287(1)           13.96(2)
High River               5/20/2011           222,384(1)           14.07(2)
High River               5/23/2011           155,759(1)           13.54(2)
High River               5/24/2011            87,833(1)           13.70(2)
High River               5/25/2011           162,407(1)           13.95(2)
High River               5/26/2011           112,860(1)           14.15(2)
High River                6/1/2011            12,394(1)           14.27(2)
High River                6/2/2011            42,836(1)           14.26(2)
High River                6/3/2011           446,401(1)           15.50(2)
High River                6/6/2011            95,000(1)           15.31(2)
High River                6/7/2011           262,741(1)           15.63(2)
High River                6/8/2011           219,098(1)           15.76(2)
High River                6/9/2011           362,519(1)           16.46(2)
High River               6/10/2011           279,047(1)           16.65(2)

Icahn Partners           4/26/2011           103,149(1)           12.30(2)
Icahn Partners           4/27/2011            46,839(1)           11.86(2)
Icahn Partners           4/28/2011               493(1)           11.88(2)
Icahn Partners           4/29/2011           101,370(1)           11.96(2)
Icahn Partners           5/12/2011           191,068(1)           12.38(2)
Icahn Partners           5/13/2011           155,182(1)           12.99(2)
Icahn Partners           5/16/2011             2,035(1)           12.96(2)
Icahn Partners           5/17/2011            36,771(1)           12.98(2)
Icahn Partners           5/18/2011           268,648(1)           13.65(2)
Icahn Partners           5/19/2011           340,528(1)           13.96(2)
Icahn Partners           5/20/2011           340,677(1)           14.07(2)
Icahn Partners           5/23/2011           238,613(1)           13.54(2)
Icahn Partners           5/24/2011           134,553(1)           13.70(2)
Icahn Partners           5/25/2011           248,797(1)           13.95(2)
Icahn Partners           5/26/2011           172,894(1)           14.15(2)
Icahn Partners            6/1/2011            18,626(1)           14.27(2)
Icahn Partners            6/2/2011            65,615(1)           14.26(2)
Icahn Partners            6/3/2011           683,786(1)           15.50(2)
Icahn Partners            6/6/2011           145,518(1)           15.31(2)
Icahn Partners            6/7/2011           402,460(1)           15.63(2)
Icahn Partners            6/8/2011           335,608(1)           15.76(2)
Icahn Partners            6/9/2011           555,298(1)           16.46(2)
Icahn Partners           6/10/2011           427,437(1)           16.65(2)

Icahn Master             4/26/2011            78,757(1)           12.30(2)
Icahn Master             4/27/2011            50,095(1)           11.86(2)
Icahn Master             4/28/2011               526(1)           11.88(2)
Icahn Master             4/29/2011           108,417(1)           11.96(2)
Icahn Master             5/12/2011           219,672(1)           12.38(2)
Icahn Master             5/13/2011           167,531(1)           12.99(2)
Icahn Master             5/16/2011             2,197(1)           12.96(2)
Icahn Master             5/17/2011            39,698(1)           12.98(2)
Icahn Master             5/18/2011           290,025(1)           13.65(2)
Icahn Master             5/19/2011           367,627(1)           13.96(2)
Icahn Master             5/20/2011           367,787(1)           14.07(2)
Icahn Master             5/23/2011           257,602(1)           13.54(2)
Icahn Master             5/24/2011           145,261(1)           13.70(2)
Icahn Master             5/25/2011           268,594(1)           13.95(2)
Icahn Master             5/26/2011           186,653(1)           14.15(2)
Icahn Master              6/1/2011            21,565(1)           14.27(2)
Icahn Master              6/2/2011            70,863(1)           14.26(2)
Icahn Master              6/3/2011           738,486(1)           15.50(2)
Icahn Master              6/6/2011           157,160(1)           15.31(2)
Icahn Master              6/7/2011           434,655(1)           15.63(2)
Icahn Master              6/8/2011           362,455(1)           15.76(2)
Icahn Master              6/9/2011           599,720(1)           16.46(2)
Icahn Master             6/10/2011           461,630(1)           16.65(2)

Icahn  Master II         4/26/2011            71,564(1)           12.30(2)
Icahn  Master II         4/27/2011            17,447(1)           11.86(2)
Icahn  Master II         4/28/2011               182(1)           11.88(2)
Icahn  Master II         4/29/2011            37,753(1)           11.96(2)
Icahn  Master II         5/12/2011            68,223(1)           12.38(2)
Icahn  Master II         5/13/2011            57,497(1)           12.99(2)
Icahn  Master II         5/16/2011               755(1)           12.96(2)
Icahn  Master II         5/17/2011            13,624(1)           12.98(2)
Icahn  Master II         5/18/2011            99,536(1)           13.65(2)
Icahn  Master II         5/19/2011           126,170(1)           13.96(2)
Icahn  Master II         5/20/2011           126,226(1)           14.07(2)
Icahn  Master II         5/23/2011            88,408(1)           13.54(2)
Icahn  Master II         5/24/2011            49,853(1)           13.70(2)
Icahn  Master II         5/25/2011            92,180(1)           13.95(2)
Icahn  Master II         5/26/2011            64,059(1)           14.15(2)
Icahn  Master II          6/1/2011             6,014(1)           14.27(2)
Icahn  Master II          6/2/2011            24,296(1)           14.26(2)
Icahn  Master II          6/3/2011           253,176(1)           15.50(2)
Icahn  Master II          6/6/2011            53,880(1)           15.31(2)
Icahn  Master II          6/7/2011           149,013(1)           15.63(2)
Icahn  Master II          6/8/2011           124,261(1)           15.76(2)
Icahn  Master II          6/9/2011           205,601(1)           16.46(2)
Icahn  Master II         6/10/2011           158,261(1)           16.65(2)

Icahn  Master III        4/26/2011            11,944(1)           12.30(2)
Icahn  Master III        4/27/2011             7,569(1)           11.86(2)
Icahn  Master III        4/28/2011                79(1)           11.88(2)
Icahn  Master III        4/29/2011            16,382(1)           11.96(2)
Icahn  Master III        5/12/2011            29,945(1)           12.38(2)
Icahn  Master III        5/13/2011            24,984(1)           12.99(2)
Icahn  Master III        5/16/2011               327(1)           12.96(2)
Icahn  Master III        5/17/2011             5,921(1)           12.98(2)
Icahn  Master III        5/18/2011            43,250(1)           13.65(2)
Icahn  Master III        5/19/2011            54,822(1)           13.96(2)
Icahn  Master III        5/20/2011            54,846(1)           14.07(2)
Icahn  Master III        5/23/2011            38,415(1)           13.54(2)
Icahn  Master III        5/24/2011            21,663(1)           13.70(2)
Icahn  Master III        5/25/2011            40,055(1)           13.95(2)
Icahn  Master III        5/26/2011            27,833(1)           14.15(2)
Icahn  Master III         6/1/2011             3,373(1)           14.27(2)
Icahn  Master III         6/2/2011            10,570(1)           14.26(2)
Icahn  Master III         6/3/2011           110,158(1)           15.50(2)
Icahn  Master III         6/6/2011            23,442(1)           15.31(2)
Icahn  Master III         6/7/2011            64,836(1)           15.63(2)
Icahn  Master III         6/8/2011            54,066(1)           15.76(2)
Icahn  Master III         6/9/2011            89,459(1)           16.46(2)
Icahn  Master III        6/10/2011            68,860(1)           16.65(2)
_________________________
(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on March 7, 2013.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $21.25. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------
     The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 17,830,376 Shares, which expire on March 7, 2013. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------
     The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 17,830,376 Shares, which expire on the earlier of March 7, 2013 or the date on which the corresponding American-style call option described above in this Item 6 is exercised, for an aggregate consideration of $178,303.76, in cash. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Agreement with Alexander Denner
-------------------------------

     Pursuant to (i) an agreement, dated as of June 10, 2011, by and among Icahn Enterprises LP, Icahn Enterprises Holdings LP and Alexander J. Denner and (ii) an agreement, dated as of June 10, 2011, by and between Carl C. Icahn and Alexander J. Denner, Alexander J. Denner has a participatory interest in the profits attributable to the Shares beneficially owned by the Reporting Persons and their affiliates equal to 5% of an amount equal to (x) such profits minus
(y) an amount equal to a return on the Reporting Persons' and their affiliates' investment in the Shares of 8% per annum, compounded annually.

Item 7. Material to be Filed as Exhibits

1.   Joint  Filing  Agreement  of  the  Reporting  Persons.
2.   The  Notification  Letter
3.   The  220  Request

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
Name                                    Position
----                                    --------
Icahn  Offshore  LP                     General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  PARTNERS  LP
Name                                    Position
----                                    --------
Icahn  Onshore  LP                      General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP
Name                                    Position
----                                    --------
Icahn  Capital  LP                      General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  CAPITAL  LP
Name                                    Position
----                                    --------
IPH GP LLC                              General Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


IPH  GP  LLC
Name                                    Position
----                                    --------
Icahn Enterprises Holdings L.P.         Sole Member
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Dominick  Ragone                        Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                    Position
----                                    --------
Icahn Enterprises G.P. Inc.             General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman
Daniel A. Ninivaggi                     President
William A. Leidesdorf                   Director
Jack G. Wasserman                       Director
James L. Nelson                         Director
Vincent J. Intrieri                     Director
Dominick Ragone                         Chief Financial Officer
Felicia P. Buebel                       Assistant Secretary
Craig Pettit                            Vice President/Taxes


BECKTON CORP.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman of the Board; President
Jordan Bleznick                         Vice President/Taxes
Edward E. Mattner                       Authorized Signatory
Keith Cozza                             Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP
Name                                    Position
----                                    --------
Hopper Investments LLC                  General Partner


HOPPER INVESTMENTS LLC
Name                                    Position
----                                    --------
Barberry Corp                           General Partner
Edward E. Mattner                       Authorized Signatory


BARBERRY CORP.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman of the Board; President
Gail Golden                             Vice President; Authorized Signatory
Jordan Bleznick                         Vice President/Taxes
Vincent J. Intrieri                     Vice President; Authorized Signatory
Irene March                             Authorized Signatory
Edward E. Mattner                       Authorized Signatory
Keith Cozza                             Secretary; Treasurer